

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2015

Pankaj Modi
Chief Executive Officer
Mindesta Inc.
429 Kent Street, Unit 112
Ottawa, Ontario, Canada K2P 2B4

> **Re:** **Mindesta Inc.**
> **Amendment No. 4 to Current Report on Form 8-K**
> **Filed March 24, 2015**
> **File No. 000-30651**

Dear Mr. Modi:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing an amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We reissue prior comment 1 in part. Tell us why you revised your disclosure regarding United States regulation under the Controlled Substances Act and removed certain disclosure regarding Canadian regulation that would appear to be applicable given your business plan.

2. We reissue prior comment 5. We continue to note references throughout the Form 8-K to Germany and the Netherlands, including the statement on page 10 that the company plans to solicit Arsenus, which has the exclusive right to import and distribute medical cannabis in Germany, and other similar companies for the exclusive right to distribute the company's cannabis wafers. Please revise the government regulation discussion regarding these countries.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano, Staff Accountant, at (202) 551-3319 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Jeffrey G. Klein, Esq.